FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Releases 2020 Annual ESG Report

Toronto, Ontario (June 3, 2021) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) has released its 2020 Environmental, Social, and Corporate Governance (ESG) Report (“ESG Report”), which outlines the Company’s progress on its ESG performance in 2020 across its operations, projects and offices, and provides direction on planned initiatives for 2021.

“Wherever Alamos operates in the world, we hold ourselves accountable to the highest environmental, social and governance standards. Our commitment to acting responsibly and delivering excellence in sustainability allows us to create a lasting legacy that benefits all Alamos stakeholders, including our employees, local communities and host governments,” said John A. McCluskey, President and Chief Executive Officer.

Alamos’ 2020 ESG Report, available at www.alamosgold.com/2020-ESG-Report-Final, highlights significant progress achieved by the Company during the past year including:

•Implemented stringent new health and safety protocols to protect the health and well-being of our employees and contractors during the COVID-19 pandemic, including medical screening and testing of all personnel prior to start of each rotation. Over 13,000 COVID-19 tests were completed on employees, contractors and visitors during the year.
•Improved workforce health and safety performance with a 28% reduction to the total recordable injury frequency rate (“TRIFR”) and a 17% reduction to the lost time injury frequency rate (“LTIFR”) over 2019.
•Reduced greenhouse gas (“GHG”) emissions across operations by 3% since 2019 and 6% since 2018, and in 2021 all sites are developing Energy Management Plans to identify further opportunities for cost-effective emission reductions.
•79% of water used at operations was recycled.
•Zero fines or sanctions for non-compliance with environmental laws and regulations, including zero reportable tailings-related incidents.
•$2.4 million invested in local community initiatives including donations, sponsorships, community programs and infrastructure.
•Announced the Island Gold mine Phase III expansion project that will increase production by 72% while reducing costs, significantly reduce fleet diesel usage by switching to cleaner grid electricity and lower life-of-mine carbon emissions by 35%.
•Progressed permitting at the Mulatos mine to replace diesel power with cleaner grid electricity.
•The Mulatos mine and El Chanate mine were named Socially Responsible Mining Companies (Empresa Socialmente Responsable) by CEMEFI, the Mexican Center for Philanthropy. Mulatos also won the 2020 Ethics and Values in Industry Award from CONCAMIN, Mexico’s Industrial Chambers Confederation.
•Progressed implementation of the World Gold Council’s Responsible Gold Mining Principles (RGMPs) including receiving independent assurance over Alamos’ 2020 RGMP Progress Report.

TRADING SYMBOL: TSX:AGI NYSE:AGI

•Advanced adoption of the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) including expanded reporting and completion of a climate risk assessment and scenario analysis that covered every Alamos operation and project.
The 2020 ESG Report is guided by the Sustainability Accounting Standards Board (SASB) Metals & Mining Industry Standard and the Global Reporting Initiative Standards (GRI) for sustainability reporting “Core” requirements. It focuses on economic, environmental, social and corporate governance topics and indicators that are of the greatest interest to Alamos’ stakeholders.

Since 2013, Alamos has published an annual Sustainability Report to provide transparency on its sustainability initiatives and results from its operating mines. Since 2019, the Company has branded this publication as an ESG Report to reflect the depth of its content and the standards it now aligns to.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,800 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

Investor Contact

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439
ir@alamosgold.com

Media Contact

Rebecca Thompson
Vice President, Public Affairs
(416) 368-9932 x 5448
media@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Cautionary Note

This News Release and Alamos’ 2020 ESG Report that is the subject matter of this News Release, contain forward-looking statements that constitute forward-looking information as defined under applicable Canadian and U.S. securities laws. All statements, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are, or may be deemed to be, “forward-looking statements”. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", “assume”, “inferred”, “schedule”, "estimate", "budget", “continue”, “potential”, “outlook”, “trending”, “plan”, “target” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may", "could”, “would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.

In this News Release, forward looking statements include references to the development of Energy Management Plans and the potential opportunities for cost-effective emission reductions and the expected results of the Island Gold mine Phase III expansion project, including an increase in production while reducing costs, reducing fleet diesel usage and lower life-of-mine carbon emissions. Cautionary Notes with respect to the forward-looking information contained in the 2020 ESG Report can be found at

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TRADING SYMBOL: TSX:AGI NYSE:AGI

the end of that report under “Cautionary Statements”.

Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by Alamos at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors and assumptions include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance; labour and contractor availability and other operating or technical difficulties); operations may be exposed to new diseases, epidemics and pandemics, including the effects and potential effects of the global COVID-19 pandemic; the impact of the COVID-19 pandemic on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations); the duration of regulatory responses to the COVID-19 pandemic; governments and the Company’s attempts to reduce the spread of COVID-19 which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold dore bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates; the impact of inflation; changes in the Company’s credit rating; any decision to declare a quarterly dividend; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; expansion delays with the Phase III Expansion Project at the Island Gold mine; inherent risks associated with mining and mineral processing; the risk that the Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation, controls or regulations in jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change and other climate-related risks such as warm spells, cold spells, heavy precipitation, storms, wildfires, floods, drought, which may have an effect on mine permitting, operations, ore extraction, mine closure or impact on employee safety and the local environment; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.

Additional risk factors and details with respect to risk factors affecting the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this News Release and the 2020 ESG Report are set out in the Company’s 40-F/Annual Information Form for the year ended December 31, 2020 under the heading “Risk Factors”, which is available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this News Release and the 2020 ESG Report.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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